Exhibit 99.1

Lanvin Group to Report 2023 Full-Year Audited Results on April 30, 2024

April 22, 2024 – Lanvin Group (NYSE: LANV, the “Group”), a global luxury fashion group, will release its audited results for the full-year 2023 on Tuesday, April 30, 2024. On the same day, at 8:00 a.m. Eastern Daylight Time (8:00 p.m. China Standard Time), the Group will host a conference call and webcast to discuss the released results and provide an outlook for 2024.

Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the presentation, please visit the “Events” tab of the Group’s investor relations website at https://ir.lanvin-group.com.

All participants who would like to join the conference call must pre-register using the link provided below. Once the registration is complete, participants will receive dial-in numbers, a passcode, and a registrant ID which can be used to join the conference call. Participants may register at any time, including up to and after the call starts.

Registration Link:

https://dpregister.com/sreg/10188721/fc6969ad02

Additionally, an archived webcast of the conference call will be available on the Group’s investor relations website at https://ir.lanvin-group.com.

A replay of the conference call will be accessible approximately one hour after the live call until May 6, 2024, by dialing the following numbers:

US Toll Free: 1-877-344-7529

International Toll: 1-412-317-0088

Canada Toll Free: 855-669-9658

Replay Access Code: 1551559

Additionally, a recording of the call will be available on the investor relations website.

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. Lanvin Group is listed on the New York Stock Exchange under the ticker symbol ‘LANV’.

For more information about Lanvin Group, please visit http://www.lanvin-group.com, and to view our investor presentation, please visit https://ir.lanvin-group.com.

Enquiries:

Investors

Lanvin Group

James Kim

Head of Investor Relations

james.kim@lanvin-group.com